June 7, 2012

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Progressive Care, Inc. File No. 000-52684

This letter is in response to your letters dated May 10, 2012 (responses #1 - #5) and June 6, 2012 (response #6) regarding our 10-K for the fiscal year ended December 31, 2011 and our 8-K filed June 4, 2012.

1.	Please tell us how starting your cash flow reconciliation with “net loss from continuing operations” complies with ASC 230-10-45-28.

Response: We will remove the words “from continuing operations” from our cash flow statement and re-file it with our restated filings as set out below in #3.

2.	Please provide us your analysis supporting your accounting treatment under GAAP for billing process errors. In your response, also address how your accounting complies with ASC 250-10-45.

Response: We have not changed any of our accounting principles or accounting estimates, and believe that ASC 250-10-45 is not relevant.  Our reference to adjustments for “estimated errors in the billing process” in our notes to our financial statements is intending to refer to adjustments required due to our error of billing customers at the wrong rate.  Our DME (Durable Medical Equipment) is billed at differing rates as set by Medicare, and is based on zones (geographical areas as defined by Medicare.) Occasionally we may enter an incorrect zone, causing our systems to bill at an improper rate.  We therefore calculate a reserve reducing our accounts receivables for such errors, which is offset against sales (i.e.  CR – Accounts Receivables Allowance; DR – Sales Allowance.)

3.
It appears that the acquisition of PharmCo was a reverse acquisition because shareholders of PharmCo received the majority of the shares of the combined entity upon completion of the acquisition. Please explain to us how your accounting for the acquisition complies with ASC 805-40. In your response please tell us the following:

•	Identify the accounting acquirer and how you determined this entity was the accounting acquirer;

•	Why the consideration transferred was based on the acquisition date fair value of the shares issued by the legal entity and not based on guidance in ASC 805-40-30;

•	How the consolidated financial statements subsequent to the acquisition comply with the guidance in ASC 805-40-45; and,

•
It appears that you adopted the fiscal year of PharmCo. If so, please explain to us why you have included a transition period for the seven months ended December 31, 2010 and how this period comply with Rule 8-02 of Regulation S-X to file audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet.

Response: Unless otherwise instructed by the SEC, we will restate our amended 8-K filed on January 6, 2011 in which we accounted for the merger between Progressive Care (fka/Progressive Training) and Pharmco, LLC as well as the financial statements and notes thereto for the years ended December 31, 2011 and 2010 and the interim periods ended March 31, 2011, June 30, 2011, September 30, 2011 and March 31, 2012.  The Company believes that the principal effect that these restatements will have on our financial statements will be as follows:

●
We will eliminate the intangible assets and goodwill associated with the acquisition of Pharmco (approx. $3.2 million on the acquisition date; $2.9 million net at March 31, 2012) and offset this amount to APIC.  This entry will be as of October 21, 2010 and will therefore effect all subsequent periods. The Company does not expect that the reverse acquisition accounting treatment will result in the recording of any other intangible assets.

●
The removal of related amortization expenses from our consolidated statement of operations for the years ended December 31, 2011 and 2010 and the quarters ended March 31, 2011, June 30, 2011, Sept 30, 2011 and March 31, 2012, resulting in an increase in our net income in each such period. For the years ended December 31, 2011 and 2010, the removal of this expense will increase our Net Income by approx. $243,000 and $47,000 respectively.

●
We will include the revenues and expenses of Pharmco from January 1, 2010 to October 20, 2010 which were excluded under the acquisition method previous applied and remove the revenues and expenses of Progressive from June 1, 2010 (the beginning of their then fiscal year) through October 20, 2010. Overall, we will report all the revenues and expenses for Pharmco from January 1, 2010 through December 31, 2010 plus that of Progressive for the period of October 21, 2010 through December 31, 2010. We will also reverse our accounting for fair value of inventory received in the then acquisition, which will reduce our COGS for the year ended December 31, 2010 by approx. $335,000. In total, we  expect to increase our Net Income for the year ended December 31, 2010 by approximately $1.7 million; however note is made that this is an unaudited approximation. (Because of the change of accounting for the business combination as a reverse acquisition, we will have to have audited the P&L of Pharmco for the period of January 1, 2010 through October 20, 2010.) We do not believe that the increase in Net Income will have any effect on taxes because taxes for Pharmco for the period of January 1, 2010 to October 20, 2010 (the period before the acquisition) were treated as a pass through entity and paid by the then members.

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With the exception of recalculating the fair value of all consideration transferred to effect the reverse acquisition (i.e. equity and inventory), there are no other expected changes to the statement of stockholder equity.

4.
Please tell us why the 2011 provision for income taxes disclosed here does not agree with the provision for income taxes disclosed on the face of the statement of operations. Also tell us why the reconciliation of income tax provision using statutory rates to the reported amounts appears to show a reported tax benefit instead of a tax provision.

Response: In Q3 of 2011 we amended our 2010 tax return which resulted in additional taxes due of $35,270 of which $12,610 was paid prior to December 31, 2011. At December 31, 2011 our provision for income taxes included $22,660 from 2010 and $19,996 for 2011 which was reported in our tax footnote. Additionally, we will amend our tax footnote relating to the reconciliation of the income tax provision using statutory rates to reported amounts.

5.	These certifications refer to the wrong annual report on Form 10-K. Please file an amendment to the Form 10-K that includes the entire periodic report and corrected certifications.

Response: We will file corrected amended certifications when we file our amended annual report which will include restated financial statements in connection with the change from acquisition to reverse acquisition accounting.

6.
Please provide us with an estimated time-frame as to when you intend to file amendments to the December 31, 2010 and 2011 10-Ks and the March 31, 2011, June 30, 2011, September 30, 2011 and March 31, 2012 10-Qs for which you reference.

Response: We plan to file amendments to our Annual Reports on Form 10-K for the years ended December 31, 2011 and 2010 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011, September 30, 2011 and March 31, 2012 prior to August 19, 2012, the date (with extension) on which our next Quarterly Report on Form 10-Q is due for the quarter ended June 30, 2012. In these amendments we will address all of the above five (5) SEC comments, as necessary.

The Company hereby acknowledges that:
●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Alan Jay Weisberg Alan Jay Weisberg, CFO